Exhibit 99.1

Amsterdam, 8 November 2022

Just Eat Takeaway.com announces departure of David Fisher

Just Eat Takeaway.com N.V. (AMS: TKWY, LSE: JET), hereafter the “Company” or “Just Eat Takeaway.com” and together with its subsidiaries, the "Just Eat Takeaway.com Group", was informed today that Mr. David Fisher has decided to step down as member of the Just Eat Takeaway.com Supervisory Board for personal reasons aiming to focus on his position as chief executive officer and chairman of the board of directors of Enova International, Inc. and his family. He will therefore resign effective as per 1 January 2023.

David Fisher joined the Just Eat Takeaway.com Supervisory Board following the completion of the transaction between Just Eat Takeaway.com and Grubhub on 16 June 2021, after having served on the board of Grubhub since 2012. David is currently chair of the Company’s audit committee. As of 1 January 2023, Ron Teerlink will provisionally assume the role of chair of the audit committee.

Statement of the acting chair of the Supervisory Board of Just Eat Takeaway.com, Corinne Vigreux (vice-chair) : “David will be sorely missed for his contribution both as member of the Supervisory Board and chair of the audit committee. He has always performed his duties with utmost integrity and professionalism. David’s candid views and previous experience serving on the Grubhub board provided the Supervisory Board with invaluable insights. I would like to thank David for his contribution to both Just Eat Takeaway.com and Grubhub in his long tenure with the Company. I wish him all the best at Enova International, Inc.”

Just Eat Takeaway.com announced its Supervisory Board had decided to nominate Mr. Dick Boer and Ms. Mieke De Schepper for appointment to the Supervisory Board. The Extraordinary General Meeting (EGM) will be held on 18 November 2022.

Just Eat Takeaway.com

Jitse Groen, CEO

Brent Wissink, CFO

Investor Relations:

Joris Wilton

E: IR@justeattakeaway.com

Media:

E: press@justeattakeaway.com

For more information, please visit our corporate website: https://www.justeattakeaway.com/

About Just Eat Takeaway.com

Just Eat Takeaway.com (LSE: JET, AMS: TKWY) is one of the world’s leading global online food delivery marketplaces.

Headquartered in Amsterdam, the Company is focused on connecting consumers and partners through its platforms. With 680,000 connected partners, Just Eat Takeaway.com offers consumers a wide variety of food choice.

Just Eat Takeaway.com has rapidly grown to become a leading online food delivery marketplace with operations in the United States, the United Kingdom, Germany, the Netherlands, Canada, Australia, Austria, Belgium, Bulgaria, Denmark, France, Ireland, Israel, Italy, Luxembourg, New Zealand, Poland, Slovakia, Spain and Switzerland, as well as Colombia and Brazil through its stake in the iFood joint venture.

Disclaimer

Statements included in this press release that are not historical facts are, or may be deemed to be, forward-looking statements, including "forward-looking statements" made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of forward-looking terminology, including the terms "anticipates", "expects", "intends", "may" or "will" or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. Forward-looking statements may and often do differ materially from actual results, reflect the Company's current view with respect to future events and are subject to risks relating to future events, including risks from or uncertainties related to innovation; competition; brand & reputation; acquisitions; global strategic projects; technological reliability and availability; social change, legislation & regulation; data security and privacy; financial reporting, people, operational complexity of hybrid model and integration & transformation, as well as those contained in the Company's filings with the SEC, including the Company's registration statement on Form 20-F and Current Reports on Form 6-K, which may be obtained free of charge at the SEC's website, http://www.sec.gov, and the Company's Annual Reports, which may be obtained free of charge from the Company's corporate website, https://justeattakeaway.com. Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. Forward-looking statements reflect knowledge and information available at, and speak only as of, the date they are made, and the Company expressly disclaims any obligation or undertaking to update, review or revise any forward-looking statement contained in this announcement. Readers are cautioned not to place undue reliance on such forward-looking statements.